Exhibit 99.1

Canadian Solar Inc. Announces Results of 2013 Annual Meeting of Shareholders

GUELPH, Ontario, June 7, 2013 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it held its 2013 Annual Meeting of Shareholders on June 7, 2013. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.              The election of Mr. Shawn (Xiaohua) Qu as a director of the Company;

2.              The election of Mr. Michael G. Potter as a director of the Company;

3.              The election of Mr. Robert McDermott as a director of the Company;

4.              The election of Mr. Lars-Eric Johansson as a director of the Company;

5.              The election of Mr. Harry E. Ruda as a director of the Company; and

6.              The appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.